ORBITAL ATK, INC.
45101 Warp Drive
Dulles, VA 20166

July 31, 2017

CORRESPONDENCE FILED VIA EDGAR

Ms. Melissa Raminpour
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Orbital ATK, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 28, 2017
File No. 001-10582

Dear Ms. Raminpour:

This letter is provided in response to the comments contained in your letter dated July 18, 2017, relating to Orbital ATK, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. For your convenience, we have set forth below the text of the comment contained in your letter in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2016
Management’s Discussion and Analysis
Results of Operations, page 36

1.
We note from your segment disclosure in Note 19 to the financial statements that for the past two years the Flight Systems Group and Defense Systems Group contribution to earnings is disproportionate to their revenues. For example, although Defense Systems Group contributes the most revenue of the three segments, its income from continuing operations, before interest, income taxes and noncontrolling interest, your segment profitability measure, is lower than the Flight Systems Group, which contributes less revenue but generates more income. Please revise your discussion in MD&A to specifically address this difference in segment profitability.

Response to Comment No. 1

We respectfully acknowledge the staff’s comment and, beginning with our next applicable filing, we will provide additional disclosure pertaining to the operating profit margins at each of our operating segments. Our additional disclosure will be presented in the Executive Summary of our Management Discussion and Analysis (MD&A) and will follow immediately after the discussion of our operating segments. An example of the proposed disclosure we expect to include in our future filings is set forth below using the financial information for the year ended December 31, 2016:

Below is a table that presents each segment's earnings and respective operating margins that contribute to the overall performance of the Company:

	Year Ended December 31, 2016

(in millions)	Flight Systems Group	Defense Systems Group	Space Systems Group

Sales (1)	$1,496	$1,823	$1,238
Income From Operations Before Interest, Income Taxes and Noncontrolling Interest (1)	$204	$172	$129
Operating Margin	14%	9%	10%
(1)  Sales and total income from operations before interest, income taxes and noncontrolling interest listed above does not include the corporate segment intercompany elimination of sales of ($102) million and intercompany profit elimination and certain cost including unallowables retained in corporate of ($33) million.

Operating margins differ among the Company’s three operating segments due to several factors, including, but not limited to, the mix of contract types, competitive positioning and pricing, complexity of our deliverables and the impact of program execution. The operating margin in our Defense Systems Group is lower than the operating margins of the Space Systems Group and Flight Systems Group primarily due to the Company’s small-caliber ammunition contract with the U.S. Army which operates in a forward loss position. As a result, this contract has no margin, which, given the size of the contract, lowers the overall Defense Systems Group’s margin.

For more information regarding the Company’s small-caliber ammunition contract with the U.S. Army, see our Form 10-K for the nine months ended December 31, 2015.

Critical Accounting Estimates
Revenue Recognition, page 32

2.
We note your disclosure that aggregate net changes in contract estimates recognized using the cumulative catch-up method of accounting increased operating income by approximately $81 million in the year ended December 31, 2016, approximately $38 million in the 2015 transition period and approximately $92 million in fiscal 2015. Please revise your MD&A disclosure to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. To the extent material, please revise your disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reasons for the significant changes. We believe such disclosure will give investors more insight to the estimation process associated with your contracts.

Response to Comment No. 2

We respectfully acknowledge the staff’s comment and, beginning with our next applicable filing, we will present the gross amount of favorable and unfavorable cumulative catch-up adjustments for each period presented and to the extent the changes are material, we will include an appropriate level of analysis of the underlying reasons for the significant changes. This additional disclosure will appear in our MD&A. An example of the proposed additional disclosure we expect to include in our future filings is set forth below using the financial information for the year ended December 31, 2016:

Profits expected to be realized on contracts are based on management's estimates of total contract sales value and costs at completion. Changes in estimates of contract sales, costs and profits are recognized using the cumulative catch-up method of accounting. The cumulative effect of a change in estimate is recognized in the period a change in estimate occurs. The effect of the changes on future periods of contract performance is recognized as if the revised estimate had been used since contract inception or, in the case of contracts acquired in business combinations, from the date of acquisition.
For the year ended December 31, 2016 and the nine months ended December 31, 2015, the favorable and unfavorable changes in contract estimates recognized using the cumulative catch-up method of accounting are as follows:

	Year Ended December 31,	Nine Months Ended December 31,
(in millions)	2016	2015

Gross Favorable Adjustments	$247	$136
Gross Unfavorable Adjustments	(166)	(98)
Net Adjustments	$81	$38
Changes in contract estimates occur for a variety of reasons including changes in contract scope, unforeseen changes in contract cost estimates due to unanticipated cost growth or risks affecting contract costs and/or the resolution of contract risks at lower costs than anticipated, termination of commercial contracts in the event of a lack of end user demand, as well as changes in contract overhead costs over the performance period. Changes in estimates could have a material effect on the Company's consolidated financial position or annual results of operations.

Generally favorable changes in contract estimates recognized using the cumulative catch-up method of accounting represent margin improvement on programs where either estimated cost at completion was lower than previously estimated or a change in contract scope on a program caused a higher profit rate. Conversely, the unfavorable changes in contract estimates represent margin declines on programs where either estimated cost at completion was higher than previously estimated or a change in contract scope on a program caused a lower profit rate.

In 2016, aggregate net changes in contract estimates recognized using the cumulative catch-up method of accounting increased operating income, which was primarily driven by higher profit expectations in the Launch Vehicle and Civil and Defense divisions programs due to better performance resulting from risk retirement and lower cost than had previously been estimated. The net adjustments recorded during the 2015 transition period were primarily driven by higher profit expectations in the Propulsion Systems and Aerospace Structures divisions programs due to better performance resulting from risk retirement and lower costs than had previously been estimated.

Notes to the Financial Statements
Note 19. Operating Segment Information, page 92

3.
We note that each of your operating segments develops and produces a number of different products. Please revise your notes to the financial statements to disclose revenue for each product and service or each group of similar products and services as required by ASC 280-10-50-40.

Response to Comment No. 3

We respectfully acknowledge the staff's comment directing us to expand and enhance our disclosure for each group of similar products and services. In our periodic reports and other public statements, we strive to ensure our disclosure is meaningful to the reader of the statements. While we do deliver products to our customers, in general the nature of what we deliver is highly customized, specialized and developed for a particular customer in accordance with the specificity of the contract requirements. Therefore, we believe our product revenue should be evaluated for disclosure at an individual contract level, and as such, we have disclosed in our filings those contracts with significant revenues. In general our products are contracted for under long-term contracts that have very specific requirements resulting in an end deliverable that is highly customized and not repeatable for a different customer, as such, we do not believe it is meaningful to aggregate dissimilar products.

We believe the Company’s disclosure satisfies ASC 280-10-50-40 by including specific disclosure of our significant contract revenue, including our CRS contract and small-caliber ammunition contract with the U.S. Army and we believe this approach is consistent with the approach taken by other registrants in the Aerospace and Defense Industry who design and build highly specialized and customized products under long-term contracts. For our CRS contract, for example, we build and launch an Antares launch vehicle or rocket which delivers our designed and built Cygnus spacecraft into orbit so it can navigate through space and ultimately dock with and deliver its payload to the International Space Station.

Related to the staff’s comment associated with disclosing revenue for services, the Company based on an internal review of its contracts, does not believe our service revenue is significant as our revenues are predominately generated in the process of designing and manufacturing highly customized tangible products.

Furthermore, our chief executive officer, the Company’s chief operating decision maker, manages the business based on the performance of the segment versus any particular product or service offering.

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Please contact me at (703) 406-5676 if you have any questions or would like any additional information regarding these matters.

Sincerely,

/s/ Garrett E. Pierce
Garrett E. Pierce
Chief Financial Officer

Cc:	Deloitte & Touche LLP, Successor Independent Audit Firm
PricewaterhouseCoopers LLP, Predecessor Independent Audit Firm
Tom McCabe, SVP General Counsel
Chris Voci, Principal Accounting Officer
Ken Sharp, SVP Finance